Exhibit 99.1

Huachen AI Parking Management Technology Holding Co., Ltd. Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

Shanghai, China, Aug. 06, 2025 (GLOBE NEWSWIRE) -- Huachen AI Parking Management Technology Holding Co., Ltd. (NASDAQ: HCAI, “HCAI” or the “Company”), a China-based smart-parking and equipment-structural-parts provider in China, confirmed that on August 4, 2025, it received a Nasdaq Listing Qualifications Staff Determination Letter (the “Notice”) stating that the Company is not in compliance with Nasdaq’s minimum bid price requirement. The Notice advised that for the last 30 consecutive business days, the minimum closing bid price per share for the Company’s ordinary shares was below the $1.00 per share requirement for continued listing under Nasdaq Listing Rule 5550(a)(2). This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

The Notice does not immediately impact the listing or trading of the Company’s ordinary shares on Nasdaq.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a compliance period of 180 calendar days, or until February 2, 2026, to regain compliance. If at any time during the Compliance Period, the closing bid price per share of the Company’s common stock is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by February 2, 2026, the Company may be eligible for an additional 180 calendar day period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to the expiration of the compliance period.

The Company is actively monitoring the bid price of its ordinary shares and is considering all available options to regain compliance with Nasdaq’s requirements. The Company remains committed to delivering value to its shareholders and maintaining its listing on Nasdaq.

About Huachen AI Parking Management Technology Holding Co., Ltd.

Huachen AI Parking Management Technology Holding Co., Ltd. is a China-based, one-stop provider of smart-parking systems and precision structural parts. Through our operating subsidiaries we design, manufacture, install and service space-saving cubic parking garages—tailored to each client’s needs with technologies such as vertical lifting and multi-layer cycling—while also supplying custom steel components and railroad accessories to industrial customers nationwide.

Forward-Looking Statements

This press release contains forward-looking statements regarding the Company’s plans to regain Nasdaq compliance. Actual results may differ materially due to market, regulatory and other factors. The Company undertakes no duty to update forward-looking statements except as required by law.

For further information about Huachen AI Parking Management Technology Holding Co., Ltd, please contact:

Huachen AI Parking Management Technology Holding Co., Ltd

Alan Li
ir@huachenai.com
Mobile: +852-95791074